Exhibit 4.2

DIVIDEND CAPITAL TOTAL REALTY TRUST, INC.

Sixth Amended and Restated Share Redemption Program

As Adopted by Board of Directors, February 2, 2011.

Definitions

Advisor – Shall mean Dividend Capital Total Advisors, LLC.

Company – Shall mean Dividend Capital Total Realty Trust, Inc. The Company may be referred to as “we” or “our” within the context of this document.

Effective Date – The date on which the Company first announces in a public filing with the Securities and Exchange Commission an estimated value per share.

Operating Partnership – Shall mean Dividend Capital Total Realty Operating Partnership, LP.

Operating Partnership Agreement – Shall mean the Third Amended and Restated Limited Partnership Agreement of the Operating Partnership, as amended from time to time.

OP Units – Shall mean limited partnership interests in the Operating Partnership.

Primary Offering – Shall mean the sale of shares of common stock by the Company to the public other than shares of common stock sold by the Company in connection with the distribution reinvestment plan.

Share Redemption Program

Our share redemption program may provide eligible stockholders with limited, interim liquidity by enabling them to present for redemption all or any portion of their shares of our common stock in accordance with the procedures outlined below, subject to certain conditions and limitations described below and applicable law. At the time that a stockholder submits a request for redemption we may, subject to the conditions and limitations described below, redeem the shares of our common stock presented for redemption for cash to the extent that we have sufficient funds available to fund such redemption. There is no fee in connection with a redemption of shares of our common stock. The share redemption program will be immediately terminated if our shares of common stock are listed on a national securities exchange or if a secondary market is otherwise established. As a result of changes adopted to our share redemption program that were effective on December 17, 2009, only those stockholders who purchased their shares directly from us (including through our distribution reinvestment plan, except as set forth below) or received their shares through one or more transactions that were not for cash or other consideration are eligible to participate in our share redemption program. As a result of this change, once our shares are transferred, directly or indirectly, for value by a stockholder (other than transfers which occur in connection with a non-taxable transaction, such as a gift or contribution to a family trust), the transferee and all subsequent holders of the shares are not eligible, unless otherwise approved by management of the Company in its sole discretion, to participate in the share redemption program with respect to such shares that were transferred for value and any additional shares acquired by such transferee through our distribution reinvestment plan.

After a stockholder has held shares of our common stock for a minimum of one year, our share redemption program may provide a limited opportunity for the stockholder to have his or her shares of common stock redeemed, subject to certain restrictions and limitations, at a price equal to the most recently announced estimated value per share (as discussed below) of the shares of our common stock being presented for redemption. It is currently anticipated that the estimated value per share used for purposes of the per share redemption price calculation will be calculated at least every 18 months in accordance with the methodologies developed by the Company and its advisors and approved by our board of directors. The Company will announce any price adjustment and the time period of its effectiveness as a part of its regular communications with stockholders. The estimated value per share will be measured as of a moment in time and we do not undertake to update such value on a regular basis. As a result, redeeming stockholders should not rely on the estimated value per share as being an accurate measure of the then-current value of our Shares in making an investment decision as to whether to tender shares for redemption. The estimated value per share used for purposes of the per share redemption price is inherently imprecise and may not reflect the price that a third party might offer in an arms-length transaction to purchase all or substantially all of the shares of common stock of the Company. The estimated value per share is not a representation, warranty, or guarantee that we or our stockholders, upon liquidation, will actually realize the estimated value per share. At any time we are engaged in a Primary Offering, the per share redemption price will never be greater than the then-current per share offering price of shares of our common stock sold in a Primary Offering. The repurchase prices paid to stockholders for shares of our common stock repurchased by the Company pursuant to this program may vary over time.

In the event that a stockholder seeks to redeem all of his or her shares of our common stock, those shares of our common stock purchased pursuant to our distribution reinvestment plan may be excluded from the foregoing one-year holding period requirement, in the discretion of the board of directors. If a stockholder has made more than one purchase of our common stock (other than through our distribution reinvestment plan), the one-year holding period will be calculated separately with respect to each such purchase. In addition, for purposes of the one-year holding period, holders of OP Units who exchange their OP Units for shares of our common stock shall be deemed to have owned their shares as of the date they were issued their OP Units. Neither the one-year holding period nor the Redemption Caps (as defined below) will apply in the event of the death of a stockholder. The board of directors reserves the right in its sole discretion at any time and from time to time to (a) waive the one-year holding period and either of the Redemption Caps in the event of the disability (as such term is defined in Section 72(m)(7) of the Internal Revenue Code) of a stockholder, (b) reject any request for redemption for any reason, or (c) reduce the number of shares of our common stock allowed to be redeemed under the share redemption program. Furthermore, any shares redeemed in excess of the Quarterly Redemption Cap (as defined below) as a result of the death or disability of a stockholder will be included in calculating the following quarter’s redemption limitations. A stockholder’s request for redemption in reliance on any of the waivers that may be granted in the event of the death or disability of a stockholder must be submitted within 18 months of the death of the stockholder or the initial determination of the stockholder’s disability, as further described below.

We are not obligated to redeem shares of our common stock under the share redemption program. We presently intend to limit the number of shares to be redeemed during any calendar quarter to the lesser of (i) one-quarter of five percent of the number of shares of common stock outstanding as of the date that is twelve-months prior to the end of the current quarter, and (ii) the aggregate number of shares sold pursuant to our distribution reinvestment plan in the immediately preceding quarter, which amount may be less than the Aggregate Redemption Cap (as defined below). The lesser of the preceding limitations is referred to herein as the “Quarterly Redemption Cap”. Our board of directors retains the right, but is not obligated to, redeem additional shares if, in its sole discretion, it determines that it is in our best interest to do so, provided that we will not redeem during any consecutive twelve month period more than five percent of the number of shares of common stock outstanding at the beginning of such twelve-month period (referred to herein as the “Aggregate Redemption Cap”, and together with the Quarterly Redemption Cap, the “Redemption Caps”), unless permitted to do so by applicable regulatory authorities. Although we presently intend to redeem shares pursuant to the above-referenced methodology, to the extent that the aggregate proceeds received from the sale of shares pursuant to our distribution reinvestment plan in any quarter are not sufficient to fund redemption requests, our board of directors may, in its sole discretion, choose to use other sources of funds to redeem shares of our common stock, up to the Aggregate Redemption Cap. Such sources of funds could include cash on hand, cash available from borrowings, cash from the sale of our shares pursuant to our distribution reinvestment plan in other quarters, and cash from liquidations of securities investments, to the extent that such funds are not otherwise dedicated to a particular use, such as working capital, cash distributions to stockholders, debt repayment, purchases of real property, real estate related securities, debt related investments or redemptions of OP Units. Our board of directors has no obligation to use other sources of funds to redeem shares of our common stock under any circumstances. The board of directors may, but is not obligated to, increase the Aggregate Redemption Cap but will only do so in reliance on an applicable no-action letter issued or other guidance provided by SEC staff that would not object to such an increase. There can be no assurance that the board of directors will increase either of the Redemption Caps at any time, nor can there be assurance that the board of directors will be able to obtain, if necessary, a no-action letter from SEC staff. In any event, the number of shares of our common stock that we may redeem will be limited by the funds available from purchases pursuant to our distribution reinvestment plan, cash on hand, cash available from borrowings and cash from liquidations of securities or debt related investments as of the end of the applicable quarter.

The board of directors may, in its sole discretion, amend, suspend, or terminate the share redemption program at any time if it determines that the funds available to fund the share redemption program are needed for other business or operational purposes or that amendment, suspension or termination of the share redemption program is in the best interest of our stockholders. Any amendment, suspension or termination of the share redemption program will not affect the rights of holders of OP Units to cause us to redeem their OP Units for, at our sole discretion, shares of our common stock, cash, or a combination of both pursuant to the Operating Partnership Agreement. If the board of directors decides to materially amend, suspend or terminate the share redemption program, we will provide stockholders with no less than 30 days prior written notice. Therefore, stockholders may not have the opportunity to make a redemption request prior to any potential suspension, amendment, or termination of our share redemption program.

We intend to redeem shares of our common stock quarterly under the program. All requests for redemption must be made in writing and received by us at least 15 days prior to the end of the applicable quarter (the “Applicable Quarter End”). Stockholders may also withdraw their redemption request in whole or in part by submitting a request in writing that is received by us at any time up to the later of (a) three business days prior to the Applicable Quarter End, or (b) five business days after the Applicable Quarter End if we disclose a new estimated value per share within the 5-business day period prior to the Applicable Quarter End.

In connection with our quarterly redemptions, our affiliated stockholders will defer their redemption requests until all redemption requests by unaffiliated stockholders have been met. However, we cannot guarantee that the funds set aside for the share redemption program will be sufficient to accommodate all requests made in any quarter. In the event that we do not have sufficient funds available to redeem all of the shares of our common stock for which redemption requests have been submitted in any quarter or the total amount of shares requested for redemption exceed the Quarterly Redemption Cap, we plan to redeem the shares of our common stock on a pro rata basis. In addition, we will redeem shares of our common stock in full that are presented for redemption in connection with the death and, if approved by the board of directors in its sole discretion, disability of a stockholder, regardless of whether we redeem all other shares on a pro rata basis. Moreover, such determinations regarding our share redemption program will not affect any determinations that may be made by the board of directors regarding requests by holders of OP Units for redemption of their OP Units pursuant to the Operating Partnership Agreement.

We will determine whether to approve redemption requests no later than 30 days following the Applicable Quarter End, which we refer to as the “Redemption

Determination Date.” No later than three business days following the Redemption Determination Date, we will pay the redemption price in cash for shares approved for redemption and/or, as necessary, will notify each stockholder in writing if the stockholder’s redemption request was not honored in whole or in part.

The redemption request of a stockholder that is not honored in whole or in part will be deemed automatically withdrawn for such shares for which redemption was not approved, and any such stockholder may resubmit a request in a subsequent quarter. We will not retain redemption requests that are not honored in any particular quarter. The redemption request for such shares of our common stock will be deemed void and will not affect the rights of the holder of such shares of our common stock, including the right to receive distributions thereon. If a pro rata redemption would result in a stockholder owning less than the minimum purchase amount required under state law, we will redeem all of such stockholder’s shares of our common stock, unless the stockholder’s holdings are the result of a prior partial transfer.

As previously described, our share redemption program, including redemption upon the death or disability of a stockholder, is not intended to provide liquidity to any stockholder (and any subsequent transferee of such stockholder) who acquired, directly or indirectly, his or her shares by purchase or other taxable transaction from another stockholder, unless shares acquired in such transactions are approved for redemption by management of the Company in its sole discretion. In connection with a request for redemption, the requesting stockholder or his or her estate, heir or beneficiary will be required to certify to us that the stockholder either (1) acquired the shares to be repurchased directly from us and no direct or indirect transfer of the shares has occurred since the stockholder acquired the shares from the Company, or (2) acquired the shares from the original stockholder, directly or indirectly, by way of one or more transactions that were not for cash (or other consideration) in connection with a non-taxable transaction, including transactions for the benefit of a member of the original stockholder’s immediate or extended family (including the original stockholder’s spouse, parents, siblings, children or grandchildren and including relatives by marriage) through a transfer to a custodian, trustee or other fiduciary for the account of the original stockholder or members of the original stockholder’s immediate or extended family in connection with an estate planning transaction, including by bequest or inheritance upon death or operation of law.

Moreover, all shares of our common stock requested to be repurchased must be beneficially owned by the stockholder of record making the request or his or her estate, heir or beneficiary, or the party requesting the repurchase must be authorized to do so by the stockholder of record of the shares or his or her estate, heir or beneficiary, and such shares of common stock must be fully transferable and not subject to any liens or encumbrances. In certain cases, we may ask the requesting party provide evidence satisfactory to us that the shares requested for repurchase are not subject to any liens or encumbrances. If we determine that a lien exists against the shares, we will not be obligated to redeem any shares subject to the lien.

As set forth above, we will redeem shares upon the death of a stockholder who is a natural person, subject to the conditions and limitations described above, including shares held by such stockholder through a revocable grantor trust, or an IRA or other retirement or profit-sharing plan, after receiving written notice from the estate of the stockholder, the recipient of the shares through bequest or inheritance, or, in the case of a revocable grantor trust, the trustee of such trust, who shall have the sole ability to request redemption on behalf of the trust. We must receive the written redemption request within 18 months after the death of the stockholder in order for the requesting party to rely on any of the waivers described above that may be granted in the event of the death of a stockholder. Such a written request must be accompanied by a certified copy of the official death certificate of the stockholder. If spouses are joint registered holders of shares, the request to redeem the shares may be made if either of the registered holders dies. If the stockholder is not a natural person, such as certain trusts or a partnership, corporation or other similar entity, the right of redemption upon death does not apply.

Furthermore, as set forth above, we will redeem shares held by a stockholder who is a natural person who is deemed to be disabled (as such term is defined in Section 72(m)(7) of the Internal Revenue Code), subject to the conditions and limitations described above, including shares held by such stockholder through a revocable grantor trust, or an IRA or other retirement or profit-sharing plan, after receiving written notice from such stockholder, provided that the condition causing the qualifying disability was not pre-existing on the date that the stockholder became a stockholder. We must receive the written redemption request within 18 months of the initial determination of the stockholder’s disability in order for the stockholder to rely on any of the waivers described above that may be granted in the event of the disability of a stockholder. If spouses are joint registered holders of shares, the request to redeem the shares may be made if either of the registered holders becomes disabled (as such term is defined in Section 72(m)(7) of the Internal Revenue Code). If the stockholder is not a natural person, such as certain trusts or a partnership, corporation or other similar entity, the right of redemption upon disability does not apply.

Shares of our common stock approved for redemption on the Redemption Determination Date will be redeemed by us under the share redemption program effective as of the Applicable Quarter End and will return to the status of authorized but unissued shares of common stock. We will not resell such shares of common stock to the public unless they are first registered with the Commission under the Securities Act and under appropriate state securities laws or otherwise sold in compliance with such laws.

The federal income tax treatment of stockholders whose shares of our common stock are redeemed by us under the share redemption program will depend on whether our redemption is treated as a payment in exchange for the shares of common stock. A redemption normally will be treated as an exchange if the redemption results in a complete termination of the stockholder’s interest in our company, qualifies as “substantially disproportionate” with respect to the stockholder or is treated as “not essentially equivalent to a dividend” with respect to the stockholder.

In order for the redemption to be substantially disproportionate, the percentage of our voting shares of common stock considered owned by the stockholder immediately after the redemption must be less than 80 percent of the percentage of our voting shares of common stock considered owned by the stockholder immediately before the redemption. In order for the redemption to be treated as not essentially equivalent to a dividend with respect to the stockholder, the redemption must result in a “meaningful reduction” in the stockholder’s interest in our company. The Internal Revenue Service has indicated in a published ruling that, in the case of a small minority holder of a publicly held corporation whose relative stock interest is minimal and who exercises no control over corporate affairs, a reduction in the holder’s proportionate interest in the corporation from .0001118% to .0001081% would constitute a meaningful reduction. In determining whether any of these tests have been met, shares of common stock considered to be owned by the stockholder by reason of applicable constructive ownership rules, as well as the shares of common stock actually owned by the stockholder, normally will be taken into account.

In general, if the redemption is treated as an exchange, the United States federal income tax treatment of the redemption under present law will be as described under “Federal Income Tax Considerations—Treatment of U.S. Stockholders—Certain Dispositions of Our Common Stock” in our prospectus included as part of the registration statement on Form S-3 filed with the SEC on October 22, 2009 in the case of a taxable U.S. stockholder (as defined therein) and as described under “Federal Income Tax Considerations—Special Tax Considerations for Non-U.S. Stockholders—Dispositions of Our Common Stock” in our prospectus in the case of a Non-U.S. holder (as defined therein) whose income derived from the investment in shares of our common stock is not effectively connected with the Non-U.S. holder’s conduct of a trade or business in the United States. If the redemption does not qualify as an exchange of shares of common stock, the United States federal income tax treatment of the redemption under present law generally will be as described under “Federal Income Tax Considerations—Treatment of U.S. Stockholders—Distributions Generally” in our prospectus in the case of a taxable U.S. stockholder and as described under “Federal Income Tax Considerations—Special Tax Considerations for Non-U.S. Stockholders—Ordinary Dividends” in our prospectus in the case of a Non-U.S. holder whose income derived from the investment in shares of our common stock is not effectively connected with the Non-U.S. holder’s conduct of a trade or business in the United States. However, the tax consequences to each stockholder of participating in our share redemption program will vary depending upon the stockholder’s particular circumstances, and each stockholder is urged to consult his own tax advisor regarding the specific tax consequences to him of participation in our share redemption program.

The amendments to the program reflected in this Sixth Amended and Restated Share Redemption Program shall be effective as of the Effective Date.

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